March 6, 2025

William Rhind
Chief Executive Officer and Chief Financial Officer
GraniteShares Gold Trust
c/o GraniteShares LLC
205 Hudson Street, 7th Floor
New York, NY 10013

       Re: GraniteShares Gold Trust
           Registration Statement on Form S-3
           Filed February 27, 2025
           File No. 333-285296
Dear William Rhind:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Dana Brown at 202-551-3859 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Tom Conner